Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Pubco posted the following investor questions and answers on the Frequently Asked Questions section of its website on August 27, 2025:

GENERAL OVERVIEW

What is The Ether Machine?

The Ether Machine is a purpose-built, institutionally focused company that is expected to compound ETH yield through staking, restaking, and participation in Ethereum’s onchain economy. The company is expected to manage more than $2 billion in committed capital by the time it goes public.

Expected to be anchored by one of the largest onchain ETH positions of any public entity, The Ether Machine plans to provide turnkey infrastructure solutions for both traditional enterprises and Ethereum-native companies seeking access to Ethereum’s consensus and blockspace economy. Built by a team with deep roots in Ethereum’s early history and backed by leading investors, The Ether Machine is designed to be the most investor-friendly vehicle in the market, creating a bridge between traditional capital markets and the open, permissionless future of finance.

What is ETHM?

ETHM is expected to be the ticker symbol for Class A shares of The Ether Machine’s common stock on the Nasdaq Stock Market upon closing of The Ether Machine’s business combination with Dynamix Corporation and The Ether Reserve LLC expected later this year through which The Ether Machine will provide investors with direct exposure to its actively managed, Ethereum-denominated portfolio. Until the closing of the business combination, ETHM will represent the Class A ordinary shares of Dynamix.

What is Dynamix?

Dynamix Corporation is a special purpose acquisition company (SPAC) formed to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination. Upon completion of its business combination with The Ether Machine expected later this year, Dynamix will combine its remaining assets, if any, with the ETH contributions from our founders as well as the proceeds from the previously announced financing (here).

PUBLIC MARKET STRUCTURE

How does DYNX convert into ETHM? Is there any dilution in the transition?

The ticker symbols for Dynamix’s Class A ordinary shares, units and public warrants were changed from “DYNX,” “DYNXU” and “DYNXW” to “ETHM,” “ETHMU” and “ETHMW,” respectively, at the opening of trading on August 27, 2025. This ticker change did not and does not result in any exchange or conversion of Dynamix shares, units and/or warrants, nor does it alter ownership percentage, voting rights or economic interest in Dynamix—it is purely a change in the trading symbol as it appears on the Nasdaq Stock Market. Upon the closing of the proposed business combination with The Ether Machine, each of Dynamix’s Class A ordinary shares for which redemption rights are not exercised will (subject to certain exceptions) become one Class A share of The Ether Machine. Dynamix and The Ether Machine will file a proxy/registration statement on Form S-4 that will show projected ownership of The Ether Machine following completion of the business combination.

What differentiates The Ether Machine from an Ethereum ETF?

Unlike Ethereum ETFs, which passively hold ETH and do not support staking, The Ether Machine plans to actively acquire and deploy ETH on the blockchain. We will stake, restake, and engage with blue-chip decentralized finance (DeFi) protocols to generate ETH-denominated yield – strategies that the ETFs are currently structurally unable to pursue. This active management will also allow the company to utilize financial innovations such as convertible bonds and preferred equity employed by similar entities such as MicroStrategy.

We hold spot ETH (not derivatives), which allows us to maintain flexible capital free from redemption queues, while operating with full transparency as a public company. Our objective is to outperform passive vehicles by compounding ETH yield, rather than simply mirroring its price.

Will The Ether Machine’s stock price track the price of Ethereum?

While The Ether Machine’s value is expected to naturally track the broader movement of ETH given its core treasury holdings, it is designed to be more than a simple ETH proxy. Through staking, restaking and compounding strategies, our ETH-denominated net asset value (NAV) has the potential to outperform passive holding vehicles over time. As a publicly traded equity, The Ether Machine’s investors are also expected to benefit from the transparency and accessibility of traditional markets, while offering differentiated exposure to Ethereum’s growth.

ETH STRATEGY AND EXECUTION

How are Ether Machine’s ETH holdings deployed?

Currently, all holdings of The Ether Reserve LLC are natively staked in accordance with the terms of the private placement. Following completion of the SPAC business combination, we plan to deploy a diversified strategy that includes:

●	Native staking via Ethereum validators

●	Restaking via protocols such as EigenLayer

●	Ether denominated yield-generating DeFi protocols

Our goal is to generate sustainable ETH-denominated yield while maintaining appropriate risk management and liquidity.

LEGAL AND REGULATORY

What is an S-4 filing, and why does it matter?

An S-4 filing, known as a Registration Statement on Form S-4, is a public document filed with the U.S. Securities and Exchange Commission (SEC) in connection with a merger or business combination. It provides investors with detailed information about the transaction, the companies involved and their financial information, and is a required step to register certain securities of the combined company before they can be offered to the public.

As soon as The Ether Machine publicly files its S-4 registration statement, we will announce it on our website here. After the SEC reviews the S-4 filing and declares it effective, the business combination will be one step closer to completion. After the S-4 filing is declared effective, Dynamix shareholder approval and other closing conditions under the business combination agreement would need to be met in order to close the business combination.

What regulatory jurisdictions does The Ether Machine operate in?

Upon closing of its business combination with Dynamix, The Ether Machine will be a U.S. public company expected to be listed on Nasdaq, subject to U.S. securities laws and SEC oversight.

INVESTMENT CONSIDERATIONS

How do I invest in The Ether Machine?

Upon closing of its business combination with Dynamix, The Ether Machine Class A shares are expected to be listed and traded on Nasdaq under the ticker ETHM. Updates will be announced on our website here.

Where can I find more information?

●	Our investor website (here) includes all of our press releases, filings, and disclosures

●	All public filings are available on the SEC’s online database EDGAR (here)

●	For investor relations, contact: investors@ethermachine.com

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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